UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND

CERTAIN OF THEIR HOLDING COMPANIES AND

FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES

IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Mitsubishi UFJ Financial Group, Inc.

B.	This is (select one):

☒ an original filing for the Filer
☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Mitsubishi UFJ Financial Group, Inc.

	Form type:	Registration Statement on Form F-3

	File number (if known):	333-297942

	Filed by:	Mitsubishi UFJ Financial Group, Inc.

	Date filed (if filed concurrently, so indicated):	August 4, 2026 (filed concurrently with this Form F-N)

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the Filer is organized or incorporated):

Japan

and has its principal place of business at (Address in full and telephone number):

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan; Telephone number: +81-3-3240-8111

E.	The Filer designates and appoints (Name of United States person serving as agent):

General Manager, Mitsubishi UFJ Financial Group, Inc.

(“Agent”) located at (Address in full in the United States and telephone number):

1221 Avenue of the Americas, 9th Floor New York, New York 10020 +1-212-782-4838

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on August 4, 2026 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo in the Country of Japan on this 4th day of August 2026 A.D.

Filer:	By (Signature and Title):

Mitsubishi UFJ Financial Group, Inc.	/s/ Jun Togawa
Name: Jun Togawa
Title: Group Chief Financial Officer

 This statement has been signed by the following person in the capacity and on the date indicated.

Agent:	By:

General Manager, Mitsubishi UFJ Financial Group, Inc.	/s/ Monique Morreale
Name: Monique Morreale
Title: General Manager
Date: August 4, 2026